File No. 333-

CIK #1835857

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549-1004

Registration Statement
on
Form S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

A.       Exact name of Trust:       MORGAN STANLEY PORTFOLIOS, SERIES 47

B.       Name of Depositor:          MORGAN STANLEY SMITH BARNEY LLC

C.       Complete address of Depositor’s principal executive offices:

MORGAN STANLEY SMITH BARNEY LLC

2000 Westchester Avenue

Purchase, NY 10577

D.            Name and complete address of agents for service:

PAUL HASTINGS LLP	MORGAN STANLEY SMITH BARNEY LLC
Attention: Michael R. Rosella, Esq.	Attention: Michael B. Weiner, Esq.
200 Park Avenue	2000 Westchester Avenue
New York, New York 10166	Purchase, New York 10577

E.       Title of securities being registered:  Units of fractional undivided beneficial interest

F.                      Approximate date of proposed sale to the public:

AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE
OF THE REGISTRATION STATEMENT

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

Preliminary Prospectus Dated December 10, 2020

MORGAN STANLEY PORTFOLIOS, SERIES 47

Optimized Equity Dividend Strategy, Series 13

The attached final prospectus for a prior series of the Trust is hereby used as a preliminary prospectus for the above stated series. The narrative information and structure of the attached final prospectus will be substantially the same as that of the final prospectus for the current series of the Trust. Information with respect to pricing, the number of units, dates and summary information regarding the characteristics of securities to be deposited in the above stated series is not now available and will be different since each series has a unique portfolio. Accordingly, the information contained herein with regard to the previous series should be considered as being included for informational purposes only.

Information contained herein is subject to completion or amendment. Such units may not be sold nor may an offer to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the units in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

(Incorporated herein by reference is the final prospectus from Morgan Stanley Portfolios, Series 44 (Registration No. 333-248839) as filed on November 3, 2020, which shall be used as a preliminary prospectus for the current series of the Trust.)

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

CONTENTS OF REGISTRATION STATEMENT

A.                                    Bonding Arrangements of Depositor:

Morgan Stanley Smith Barney LLC (the Depositor) and its directors, officers and employees are covered by a Financial Institutions Bond with a limit of $200 million. Coverage is provided by ACE Global Markets (a Lloyds of London syndicate) and others.

B.                                    This Registration Statement comprises the following papers and documents:

The Facing Sheet of Form S-6.

The Prospectus.

The Signatures.

The Written Consents of Legal Counsel, Evaluator and Independent Registered Public Accounting Firm (to be supplied by amendment).

The following exhibits:

1.1                               Trust Agreement (to be supplied by amendment).

1.1.1                     Standard Terms and Conditions of Trust. Reference is made to Exhibit 1.1.1 to Amendment No. 3 to the Registration Statement on Form S-6 of Morgan Stanley Global Investment Solutions — Contrarian Candidates Portfolio, Series 1 (File No. 333-195602) dated July 22, 2014.

1.2                               Certificate of Formation of Morgan Stanley Smith Barney LLC.   Reference is made to Exhibit 4 to the Registration Statement of Unit Investment Trusts Which are Currently Issuing Securities on Form N-8B-2 of Morgan Stanley Global Investment Solutions — Contrarian Candidates Portfolio, Series 1 (and Subsequent Series) (File No. 811-22966) dated May 14, 2014.

1.3                               Limited Liability Company Agreement of the Depositor.  Reference is made to Exhibit 5 to the Registration Statement of Unit Investment Trusts Which are Currently Issuing Securities on Form N-8B-2 of Morgan Stanley Global Investment Solutions — Contrarian Candidates Portfolio, Series 1 (and Subsequent Series) (File No. 811-22966) dated May 14, 2014.

2.1                               Form of Code of Ethics. Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 of Morgan Stanley Portfolios, Series 42 (File No. 333- 239713) dated July 31, 2020.

3.1                               Opinion and Consent of Counsel as to the legality of securities being registered (to be supplied by amendment).

3.3                               Opinion of Counsel as to the Trustee and the Trust (to be supplied by amendment).

4.1                               Consent of Evaluator (to be supplied by amendment).

4.2                               Consent of Independent Registered Public Accounting Firm (to be supplied by amendment).

7.1                               Powers of Attorney. Reference is made to Exhibit 7.1 to the Registration Statement on Form S-6 of Morgan Stanley Portfolios, Series 15 (File No. 333-220028) dated August 18, 2017, and Morgan Stanley Portfolios, Series 33 (File No. 333-232628) dated July 12, 2019.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant, Morgan Stanley Portfolios, Series 47, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Purchase and State of New York on the 10th day of December, 2020.

MORGAN STANLEY PORTFOLIOS, SERIES 47

(Registrant)

By:	MORGAN STANLEY SMITH BARNEY LLC
(Depositor)

By:	/s/ MICHAEL B. WEINER
Michael B. Weiner
Executive Director

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on December 10, 2020, by the following persons who constitute the principal officers and a majority of the Board of Directors of Morgan Stanley Smith Barney LLC:

SIGNATURE	TITLE

Andrew Saperstein	Chairman, President and Chief Executive Officer

Jed Finn	Director

James Janover	Director

Benjamin Huneke	Director

Jacques Adrien	Chief Financial Officer

By:	/s/ MICHAEL B. WEINER
Michael B. Weiner
(Attorney-in-fact*)

*An executed copy of each of the related powers of attorney is incorporated herein by reference as set forth in Exhibit 7.1.

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